Exhibit 99.4

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

March 26, 2018	NR 05 - 2018

Avrupa Minerals Increases and Closes Private Placement

Avrupa Minerals Ltd. (AVU:TSXV) has closed the recently announced private placement to raise $550,000, an increase of $50,000 from the original announcement,  and issue 6,875,000 units at a price of $0.08.  Each unit consists of one common share and one warrant.  Each warrant is exercisable into a common share at $0.12 for 2 years expiring on March 26, 2020. No finder’s fee was paid in this private placement.  All securities have a 4-month hold period expiring July 27, 2018.

The funds will be used for working capital and for exploration mainly in Portugal and Kosovo. Avrupa is in the process of completing the final agreements for the three properties in Portugal – Alvalade, Marateca and Mertola. Significant work programs will be announced for these properties upon completion of the final agreements relating to the March 5, 2018 announcement.

Avrupa has also granted stock options to its consultant exercisable to acquire 40,000 common shares at $0.10 per share for a period of five years.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has six active option and joint ventures, five in Portugal and one in Kosovo, including:

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The Alvalade, Marateca and Mertola properties with an international mining company on the Iberian Pyrite Belt in southern Portugal.

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company

Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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